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                                                                     EXHIBIT H-1

                       SECURITIES AND EXCHANGE COMMISSION

                                 Release No. 35-

        Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

        Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ____________, 1997 to the Secretary, Securities and Exchange Commission, Washington D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified or any hearing, if ordered, and will receive a copy of any notice or in order issued in the matter. After said date, the Application/Declaration, as filed or as amended, may be granted and/or permitted to become effective.

        Conectiv, Inc., a Delaware Corporation has previously filed an Application-Declaration on Form U-1 with the U.S. Securities and Exchange Commission (the "Commission") under Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), seeking approvals relating to the proposed acquisition by Conectiv of securities of Delmarva Power & Light Company ("Delmarva"), a Delaware and Virginia utility corporation, and merger into Conectiv of Atlantic Energy, Inc. ("Atlantic"), a New Jersey Corporation and parent of Atlantic City Electric Company ("Atlantic Electric"), a New Jersey utility corporation, (collectively, referred to as the "Merger") and for other related transactions including the formation of Support Conectiv as a subsidiary service company in accordance with the provisions of Rule 88 under the Act (File No. 70-9069)(the "Merger U-1").1 Conectiv, Delmarva, Atlantic Electric (Delmarva and Atlantic Electric are hereinafter referred to as the "Utility Subsidiaries"), Support Conectiv and various direct and indirect Non-Utility Subsidiaries2 of Conectiv (hereinafter referred to collectively as "Applicants"), have filed an application-declaration ("Application") under sections 6(a), 7, 9(a), 10, 12(b), and 12(c) of the Act and Rules 42, 43, 45, 46, 52, 53 and 54 under the Act. The Applicants seek authorization to engage in various financing and related transactions through December 31, 2000 (the "Authorization Period"), unless otherwise noted.


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        (1) Upon consummation of the transactions described in the Merger U-1,
Conectiv will register as a holding company under the Act.

        (2) Excluding the Utility Subsidiaries, Conectiv's direct and indirect subsidiaries are "Non-Utility Subsidiaries." The Utility Subsidiaries, together with Non-Utility Subsidiaries, are "Subsidiaries." Non-Utility Subsidiaries include future subsidiaries formed pursuant to Commission order or pursuant to Rule 58 and future exempt telecommunication companies, but do not include future exempt wholesale generators or foreign utility companies.


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        As described more fully below, the Applicants seek authority for: (i)
external issuances by Conectiv of common stock (for cash and in exchange for securities being acquired directly or through a Non-Utility Subsidiary) and long term and short-term debt and other securities subject to a reservation of jurisdiction over the terms of such other securities; (ii) the establishment of an intrasystem money pool and guarantees between Conectiv and its Subsidiaries and between Non-Utility Subsidiaries; (iii) issuance by the Subsidiaries of types of securities not exempt under Rules 45 and 52; (iv) Conectiv and the Utility Subsidiaries to enter into interest rate swaps and other risk management instruments; (v) the Subsidiaries to alter their capital stock and Non-Utility Subsidiaries to pay dividends out of capital or unearned surplus; (vi) the Utility Subsidiaries' retention of two existing financing entities and the formation of new financing entities and the issuance of securities by the new financing entities and related guarantees. Jurisdiction is reserved over the issuance of securities by the Subsidiaries to the extent Rule 52 does not exempt the issue of the securities from prior Commission approval.

        The proceeds from the financings will be used for general corporate purposes, including (i) capital expenditures of Conectiv and the Subsidiaries,
(ii) the repayment, redemption, refunding or purchases of debt and capital stock of Conectiv or the Subsidiaries without the need for prior Commission approval pursuant to Rule 42 or a successor rule, (iii) working capital requirements of the Conectiv system, (iv) investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), as defined in sections 32 and 33 of the Act, respectively, and (v) other lawful corporate purposes including investments in companies authorized under the Merger U-1 and in exempt telecommunications companies pursuant to Section 34 of the Act. The Applicants also represent that proceeds from the proposed financings will be used only in connection with their respective existing businesses or to make an acquisition that has been authorized by the Commission or is exempt from the requirement of prior Commission approval.

1.  External Financings by Conectiv

    a.  Common Stock

        Conectiv proposes during the Authorization Period to issue and sell shares of its common stock, par value $0.01 per share, in an amount, when combined with long-term debt securities issued pursuant to this Application, not to exceed $500 million. In addition, Conectiv proposes to issue up to an additional 10 million shares of its common stock (and awards or options for the common stock) to fund benefit and dividend reinvestment plans (collectively, "Stock Plans"), described below, for a period of ten years from the date of the Commission's order.

        Securities may be sold through underwriters or dealers, through agents, directly to a limited number of purchasers or a single purchaser, or directly to employees (or to trusts established for their benefit) and other shareholders through Conectiv's Stock Plans.


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        Conectiv common stock may be issued and sold pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to negotiation with underwriters, dealers or agents or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive markets.

        Delmarva and Atlantic currently have separate employee benefit plans under which they issue and/or sell common stock to their employees. Following the Merger, these plans will be replaced by the Conectiv Incentive Compensation Plan. In addition, in the future, Conectiv may adopt other plans that may provide for the issuance by Conectiv and/or sale of Conectiv common stock. Conectiv may fund such plans with newly issued common stock, treasury shares or shares purchased in the open market, and may engage in sales of treasury shares for general business purposes. In addition, Conectiv proposes to adopt a dividend reinvestment plan, pursuant to which shares of common stock may be issued to stockholders reinvesting in the plan or to any individual making optional cash investments. Shares of common stock for use under the dividend reinvestment plan may either be newly issued shares, treasury shares or shares purchased in the open market.

        Conectiv requests authorization to issue common stock with an aggregate market value of up to $100 million (this amount is included in authorization for common stock above) in consideration for the acquisition by Conectiv or a Non-Utility Subsidiary of the securities of a business, the acquisition of which is exempt under Rule 58 or Section 34 of the Act or which has been authorized in the Merger U-1. The Conectiv common stock would be valued at market value based upon the closing price on the day before closing of the sale or based upon the average high and low prices for a period prior to the closing of the sale as negotiated by the parties.

    b.  Long-Term Debt

        Conectiv proposes from time to time during the Authorization Period to issue long-term debt securities in an amount, when combined with the proceeds of issuances of common stock (other than for Stock Plans) pursuant to this Application, not to exceed $500 million. Examples of such long-term debt securities would include debentures, medium-term notes and notes issued under the Conectiv Indenture or borrowings from banks or other financial institutions.

    c.  Short-Term Debt

        Conectiv proposes from time to time through the Authorization Period to issue short-term debt aggregating not more than $500 million outstanding an any one time. Conectiv may sell commercial paper, from time to time, in established domestic or European commercial paper markets. The commercial paper would be sold to dealers at the discount rate prevailing at the date of issuance by Conectiv for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring Conectiv's


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commercial paper will reoffer it at a discount to corporate and institutional investors, such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies, and, with respect to European commercial paper, individual investors.

        Conectiv anticipates entering into a revolving credit facility (the "Credit Facility") with a group of banks on or before the effective date of the Merger. A portion of the Credit Facility may be used to support letters of credit issued by Conectiv or the Subsidiaries in the ordinary course of business. The Credit Facility also may serve as backup for Conectiv's and the Utility Subsidiary commercial paper programs.

        Conectiv also proposes to enter into individual agreements ("Bid Note Agreement") with one or more commercial banks which may or may not be lenders under the Credit Facility. The maturity of the Bid Notes would not exceed 270 days and the total with all other forms of short-term debt will not exceed the $500 million during the Authorization Period.

    d.  Interest Rate Risk Management Instruments

        Conectiv requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Conectiv proposes to employ interest rate swaps as a means of prudently managing the risk associated with outstanding debt issued pursuant to this Application or an applicable exemption by, in effect (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt and/or (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument related interest rate exposure, i.e. Conectiv will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such interest rate swaps will closely correspond to the underlying interest rate indices of each Utility Subsidiary's debt to which the interest rate swap relates. Conectiv will only enter into interest rate swap agreements with counterparties whose senior secured debt ratings, as published by Standard & Poor's Corporation, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investor Service, Inc., Fitch Investor Service or Duff & Phelps.

2.  Utility Subsidiary Financings

    a.  Securities

        Delmarva has previously issued and there are currently outstanding preferred stock, commercial paper notes, first mortgage bonds issued under a Mortgage and Deed of Trust dated October 1, 1943, medium-term notes issued under an Indenture dated November 1, 1988, unsecured subordinated debt securities issued in connection with certain securities issued by a subsidiary trust and various exempt revenue bonds and pollution control notes. Any future issue of such securities would qualify for issuance without prior approval by this Commission pursuant to Rule 52, except short-term debt securities which will have been approved by the Virginia State


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Corporation Commission ("VSCC")but not the Delaware Public Service Commission
("DPSC") and except for unsecured unsubordinated debt securities issued in connection with securities issued by a subsidiary trust which involves guarantees.

        Atlantic Electric has previously issued and there are currently outstanding preferred stock, first mortgage bonds issued under a Mortgage and Deed of Trust dated January 15, 1937, medium-term notes issued under an Indenture dated March 1, 1997, junior funded debt issued under an Indenture dated February 1, 1966, pollution control notes, and notes under bank credit lines and unsecured subordinated debt securities issued in connection with certain securities issued by a subsidiary trust. Any future issue of similar securities would be issued with the approval of the New Jersey Board of Public Utilities ("NJBPU") and thus the issue would be exempt under the terms of Rule 52, except for the unsecured subordinated debt securities.

        Delmarva and Atlantic Electric request authorization to retain the existing financing entities (Delmarva Power Financing I and Atlantic Capital I) and to establish new financing entities for the purpose of issuing similar securities.

        Delmarva requests authorization to issue up to $275 million of short-term debt securities consisting of commercial paper, unsecured bank loans and borrowings from the System Money Pool (as described below). Any short-term borrowings by Delmarva, when combined with short-term borrowings by Conectiv under this Application, will not exceed $500 million during the Authorization Period.

    b.  Interest Rate Risk Management Instruments

        The Utility Subsidiaries request authorization to enter into interest rate risk management transactions of the same type and under the same conditions requested by Conectiv above to the extent such transactions are not exempt pursuant to Rule 52.

3.  Non-Utility Subsidiary External Financings

        The Non-Utility Subsidiaries expect to continue, as part of the Conectiv system, to engage in the development and expansion of their businesses and to finance authorized activities. The Applicants anticipate that the majority of such financings will be exempt from prior Commission authorization under Rule 52(b).

4.  Intrasystem Money Pool and Guarantees

        Applicants seek to establish an intrasystem money pool (the "System Money Pool") in which all Subsidiaries, including future subsidiaries acquired pursuant to Commission Order, Rule 58 or Section 34 of the Act, may participate as both borrowers and lenders. Interest expense (income) will be charged (credited) monthly to all participants in the System Money Pool based on each participant's daily average cash position. The cost of money for all advances from the System Money Pool and the investment rate for moneys invested in the System Money Pool will be the same. To derive this rate, the System Money Pool's net monthly interest expense (expense less any income) generated by

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external borrowings will be divided by the System Money Pool's average net daily investment/borrowing position. In the event that, on a consolidated basis, investments in the System Money Pool are exactly offset by borrowings from the System Money Pool such that there are no external borrowings or investments, the cost of money and the investment rate will be the prior month's average Federal Funds Rate as published in the Federal Reserve Statistical Release, Publication H.15 (519).

        Conectiv also requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support for the obligations of its system companies, in an aggregate principal amount not to exceed $350 million outstanding at any one time during the Authorization Period. Guarantees that are exempt pursuant to rules under the Act are not included in the limit.

        The Non-Utility Subsidiaries propose to enter into guarantees and other credit support arrangements with each other, similar to those described with respect to Conectiv, in an aggregate principal amount that will not exceed $100 million outstanding at any one time during the Authorization Period.

        The Applicants state that the aggregate limit for guarantees and other credit support arrangements excludes such arrangements that are exempt pursuant to rules under the Act. The Applicants also propose that the aggregate limits for intrasystem guarantees and other credit support obligations not be included in the aggregate limits applicable to the external financings.

5.  Other Securities

        Conectiv, the Utility Subsidiaries and the Non-Utility Subsidiaries state that it may become necessary or desirable during the Authorization Period to issue and sell, to associate and non-associate companies, other types of securities ("Other Securities") that are not exempt under Rules 45 and 52 to minimize financing costs or to obtain new capital under changing market conditions. The Applicants request that the Commission reserve jurisdiction over the issuance and amount of such Other Securities pending completion of the record.

6. Changes in Capital Stock of Subsidiaries and Non-Utility Dividends Out of Capital or Unearned Surplus

        The Applicants state that they cannot ascertain at this time the portion of an individual Subsidiary's aggregate financing to be effected through the sale of capital stock to Conectiv or other immediate parent company during the Authorization Period. They assert that circumstances may arise where the proposed sale of capital stock would exceed the then authorized capital stock of such Subsidiary. They also note that the Subsidiary may choose to use other forms of capital stock or to decrease par value to lessen franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, the Applicants propose that each Subsidiary be authorized to increase the amount of its authorized capital stock by an amount that it deems appropriate and to change the par value, or change between par and no-par stock, without additional Commission approval.


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        The Non-Utility Subsidiaries also request authorization to issue dividends to a parent company (Conectiv or, in the case of an indirect subsidiary, the intermediate parent) out of capital to the extent permitted by state law of the state where the Non-Utility Subsidiary is incorporated.

7.  Financing Entities

        The Subsidiaries also propose to organize new corporations, trusts, partnerships or other entities created to facilitate financings through the issuance, to third parties, of authorized or otherwise exempt income preferred securities or other securities. To the extent not exempt under Rule 52, the Subsidiaries request authority for the financing entities to issue securities to third parties. Additionally, the Subsidiaries request authorization to (i) issue debentures or other evidences of indebtedness to a financing entity in return for the proceeds of the financing, (ii) acquire voting interest or equity securities issued by the financing entity to establish the Subsidiary's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (iii) guarantee the financing entity's obligations in connection with the financing activities. Each Subsidiary also requests authorization to enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity.

8.  Financing EWGs and FUCOs

        Conectiv proposes, to the extent internally generated funds are not available, to invest proceeds from financings in EWGs and FUCOs and to guarantee the obligations of EWGs and FUCOs. Conectiv states that, unless otherwise authorized by the Commission, its aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings, as defined in Rule 53, and that at the time of each issuance, the proceeds of which will be used to invest in EWGs or FUCOs, Conectiv will be in compliance with Rule 53.

9.  Financing Parameters

        The authorizations requested by the Applicants would be subject to the following conditions: (1) the effective cost of money on long-term debt issuance may not exceed at issuance 300 basis points over comparable term U.S. Treasury securities and the effective cost of money on short-term debt financings may not exceed at issuance 300 basis points over the London Interbank Offered Rate; (2) maturities for long-term debt securities may not exceed 50 years(3); (3) issuance expenses in connection with an offering of securities, including any underwriting fees, commissions, or other similar compensation, may not exceed 5% of the total amount of the

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   (3) Any Security issued by a foreign subsidiary formed to invest in a FUCO or
EWG that is guaranteed by Conectiv or a Non-Utility Subsidiary will mature within 30 years and will bear interest at a rate that would not exceed (a) the greater of 250 basis points above the lending bank's or other recognized prime rate and 50 basis points above the federal funds rate; (b) 400 basis points above the specified LIBOR rate plus any applicable reserve rate; or, (c) 500 basis points above the 30 year current coupon U. S. treasury bond; or, if foreign denominated, the interest rate will not exceed a fixed or floating rate on a U. S. dollar denominated borrowing of identical average life of 10% over the highest rate applicable U. S. dollar rate as determined above.


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securities being issued; (4) the aggregate amount of external financing, not including existing financing arrangements, will not exceed (i) $500 million from any combination of Conectiv's issuance of common stock, excluding amounts from the issuance of up to 10 million shares of common stock to fund the Stock Plans, and long-term debt securities, and (ii) $500 million from Conectiv's issuance and sale of short-term debt, and; (6) the aggregate amount of guarantees will not exceed (i) $350 million for Conectiv to guarantee or provide credit support for obligations of its Subsidiaries, and (ii) $100 million for Non-Utility Subsidiaries to guarantee or provide credit support to other Subsidiaries.

10. Statements of Policy

        The Applicants request authorization to deviate from the Commission's Statement of Policy Regarding First Mortgage Bonds, HCAR No. 13105 (Feb. 16,
1956), as amended by HCAR No. 16369 (May 8, 1969), and Statement of Policy Regarding Preferred Stock, HCAR No. 13106 (Feb. 16, 1956), as amended by HCAR No. 16758 (June 22, 1970), as applicable, with respect to the proposed financings.